UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TITAN INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title and Class of Securities)

88830M102
(CUSIP Number)

MAURICE M. TAYLOR JR.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies to:

Schmiedeskamp Robertson Neu & Mitchell

525 Jersey

Quincy, IL 62301

Attention: William M. McCleery Jr.

(217) 223-3030

November 10, 2005
(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 88830M102           Page 2 of 6

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maurice M. Taylor Jr.

IRS Identification No.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / /
3 SEC USE ONLY
4 SOURCE OF FUNDS

PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    / /
6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF      7 SOLE VOTING POWER
SHARES
BENEFICIALLY              809,076
OWNED BY
EACH
REPORTING      8 SHARED VOTING POWER
PERSON WITH
601,600

9 SOLE DISPOSITIVE POWER

809,076

  10 SHARED DISPOSITIVE POWER

601,600

CUSIP NO. 88830M102         Page 3 of 6

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,410,676

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)       / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14 TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D

This Amendment (the “Amendment”) to the Statement on Schedule 13D filed on October 24, 2005 by a group including, but not limited to, Maurice M. Taylor, Jr. (the “Original Statement”), relates to the common stock, no par value per share (the “Common Stock”) of Titan International, Inc., an Illinois corporation (the “Company”).

Item 1.  SECURITY AND ISSUER

There are no material changes to this Item with respect to Mr. Taylor.

Item 2.  IDENTITY AND BACKGROUND

There are no material changes to this Item with respect to Mr. Taylor.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following information supplements and amends this Item of the Original Statement with respect to Mr. Taylor:

Mr. Taylor is filing this Amendment because, since the date of the Original Statement, he and his wife have sold more than one percent of the shares of Common Stock beneficially held by Mr. Taylor.

Item 4.  PURPOSE OF TRANSACTION

The following information supplements and amends this Item of the Original Statement with respect to Mr. Taylor:

On November 8, 9 and 10, 2005, Mr. Taylor and his wife sold shares of Common Stock on the open market for estate planning purposes. Mr. Taylor continues to expect to participate in the acquiring entity with respect to the proposed transaction discussed in Item 4 of the Original Statement and, in connection therewith, to roll over a portion of his shares of Common Stock into the acquiring entity. However, Mr. Taylor may sell or purchase shares of Common Stock from time to time in the future and may change his plans with respect to any of the foregoing in the future. Mr. Taylor’s sale of shares was a personal matter for estate planning purposes and has no bearing on, or relationship to, whether or not the transaction discussed in Item 4 of the Original Statement will or will not occur.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The following information supplements and amends this Item of the Original Statement with respect to Mr. Taylor:

(a through b)

  Mr. Taylor and his wife sold in the open market on November 8, 2005, 118,500 shares of Common Stock at a price of $17.2587, sold in the open market on November 9, 2005, 284,000 shares of Common Stock at a price of $17.1578 and sold in the open market on November 10, 2005, 200 shares of Common Stock at a price of $17.135.

As a result of the foregoing sales, Mr. Taylor beneficially owns 1,410,676 shares of Common Stock (including 229,010 shares issuable upon exercise of presently exercisable stock options or options exercisable within the next 60 days), which includes 551,600 shares directly held jointly by Mr. Taylor and his wife as to which they share voting and dispositive power, 809,076 shares directly held by Mr. Taylor as to which he has sole voting and dispositive power, and 50,000 shares held by the Maurice and Michelle Taylor Foundation (which is a charitable/educational foundation) with which Mr. Taylor shares voting and dispositive power.

(c) Transactions during the past sixty days

Mr. Taylor and his wife sold in the open market on November 8, 2005, 118,500 shares of Common Stock at a price of $17.2587, sold in the open market on November 9, 2005, 284,000 shares of Common Stock at a price of $17.1578 and sold in the open market on November 10, 2005, 200 shares of Common Stock at a price of $17.135.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no material changes to this Item with respect to Mr. Taylor.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

There are no exhibits to this Amendment.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: November 14, 2005     _/s/ MAURICE M. TAYLOR JR.___
                Maurice M. Taylor Jr.